Exhibit 99.1

PRESS RELEASE

29 November 2023

KAZIA ANNOUNCES NON-BINDING LETTER OF

INTENT FOR THE PROPOSED GRANTING OF

RIGHTS TO DEVELOP AND COMMERCIALIZE

PAXALISIB OUTSIDE OF ONCOLOGY

29 November 2023 – Kazia Therapeutics Limited (NASDAQ: KZIA), an oncology-focused drug development company, is pleased to announce that it has signed a non-binding Letter of Intent (LOI) with an undisclosed biotechnology company for the license of worldwide rights, other than mainland China, Hong Kong, Macao and Taiwan, to develop and commercialize pharmaceutical product containing paxalisib in an indication outside of cancer.

Mutual due diligence has been completed and each company has agreed to move forward to negotiate and use their best efforts to agree to the terms of a definitive agreement. The LOI sets out the proposed terms and preliminary conditions of the agreement as well as a 90-day exclusivity period. The proposed terms include an upfront payment, and potential for clinical and regulatory milestone payments, as well as commercial sales-based royalties and milestones. The companies are currently negotiating the definitive license agreement. There can be no assurance that a definitive license agreement will be executed or that the proposed transaction will be consummated on the terms or timeframe currently contemplated.

“As we continue to pursue the potential benefits of paxalisib in patients with cancer, this strategic alliance would assist to develop paxalisib to address a significant unmet medical need outside of oncology,” said Kazia CEO Dr. John Friend. “This alliance would leverage our strengths as well as those of our partner to benefit patients, families and our stakeholders. Relevant details of the final definitive license agreement will be subject to mutual agreement of the parties, our Board of Directors’ approval and disclosed thereafter.”

This announcement was authorized for release by Dr. John Friend, CEO.

About Kazia Therapeutics Limited

Kazia Therapeutics Limited (NASDAQ: KZIA) is an oncology-focused drug development company, based in Sydney, Australia.

Our lead program is paxalisib, a brain-penetrant inhibitor of the PI3K / Akt / mTOR pathway, which is being developed to treat multiple forms of brain cancer. Licensed from Genentech in late 2016, paxalisib is or has been the subject of ten clinical trials in this disease. A completed Phase II study in glioblastoma reported promising signals of clinical activity in 2021, and a pivotal study, GBM AGILE, is ongoing, with final data expected in CY2023. Other clinical trials are ongoing in brain metastases, DMGs, and primary CNS lymphoma, with several of these having reported encouraging interim data.

Paxalisib was granted Orphan Drug Designation for glioblastoma by the US Food and Drug Administration (US FDA) in February 2018, and Fast Track Designation for glioblastoma by the US FDA in August 2020. In addition, paxalisib was granted Rare Pediatric Disease Designation and Orphan Designation by the US FDA for DIPG in August 2020, and for atypical teratoid / rhabdoid tumors in June 2022 and July 2022, respectively.

Kazia is also developing EVT801, a small-molecule inhibitor of VEGFR3, which was licensed from Evotec SE in April 2021. Preclinical data has shown EVT801 to be active against a broad range of tumor types and has provided evidence of synergy with immuno-oncology agents. A Phase I study in advanced solid tumors commenced recruitment in November 2021.

For more information, please visit www.kaziatherapeutics.com or follow us on Twitter @KaziaTx.

Forward-Looking Statements

This announcement may contain forward-looking statements, which can generally be identified as such by the use of words such as “may,” “will,” “estimate,” “future,” “forward,” “anticipate,” or other similar words. Any statement describing Kazia’s future plans, strategies, intentions, expectations, objectives, goals or prospects, and other statements that are not historical facts, are also forward-looking statements, including, but not limited to, statements regarding: expectations regarding the entry into a definitive agreement, the timing with respect thereto and expectations regarding financial and other terms and whether milestones will be met. Such statements are based on Kazia’s current expectations and projections about future events and future trends affecting its business and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements, including risks and uncertainties: associated with clinical and preclinical trials and product development, including the risk that preliminary or interim data may not reflect final results, related to regulatory approvals, and related to the impact of global economic conditions. These and other risks and uncertainties are described more fully in Kazia’s Annual Report, filed on form 20-F with the United States Securities and Exchange Commission (SEC), and in subsequent filings with the SEC. Kazia undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required under applicable law. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this announcement.